February 10, 2006
Mr. Kevin W. Vaughn
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E. Mail Stop 4561
Washington, D.C. 20549

RE:	HSBC Finance Corporation Form 10-K for Fiscal Year Ended December 31, 2004 Filed February 28, 2005 File No. 001-8198
Dear Mr. Vaughn:
This letter is the response of HSBC Finance Corporation (the “Company” or “HSBC Finance”) to the Comment letter issued by your office dated January 30, 2006. We have printed your comments below in bold type, followed by HSBC Finance Corporation’s response.
Liquidity and Capital Resources, page 63
1.	We note your response to comment 1 of our letter dated January 9, 2006. We do not believe that it is appropriate to use the guidance in paragraph 30 of SFAS 144 regarding when a long lived asset to be sold should be classified as held for sale to assess whether in accordance with paragraph 8 of SOP 01-6 you have the intent and ability to hold a loan or receivable for the foreseeable future or until maturity. The held for sale model for long lived assets in SFAS 144 presumes held for investment classification unless the specific held for sale criteria are met. The model for loans and receivables in SOP 01-6 presumes held for sale classification unless the holder has the intent and ability to hold that loan or receivable for the foreseeable future or until maturity. If at origination management believes it is reasonably possible that it will sell a loan or receivable in the foreseeable future, management has not formed an intention to hold that loan or receivable for the foreseeable future and therefore at origination that loan or receivable should not be classified as held for investment. A commitment to sell that specific receivable is not needed at origination for that receivable to be required by the guidance of paragraph 8 of SOP 01-6 to be classified at origination as held for sale. Please provide us with the following information so that we may better understand your assertion that at the time of origination, management did have the intent and ability to hold receivables for the foreseeable future or until maturity or payoff.
•	Please tell us whether you perform periodic cash flow projections to assess your liquidity needs. If so, tell us whether during the last three fiscal years these cash flow projections contemplated the sale of receivables as a source of liquidity, and if so, to what extent.

Mr. Kevin Vaughn
February 10, 2006
•	Please quantify the percentage of auto finance, MasterCard/Visa, private label and personal non-credit card receivables originated during fiscal years ended December 31, 2003 and 2002 that were subsequently sold.

•	Please advise us as to how often you typically securitize or sell receivables.
Response: The Company re-affirms its belief that to evaluate whether management has the intent at the time of origination to hold receivables for the foreseeable future or until maturity or payoff, there must be criteria against which intent is evaluated. This is needed to determine which loans or receivables fail the criteria contained in paragraph 8(a) of SOP 01-6 which would subject them to a held for sale classification. This is particularly true for registrants that do not originate loans with the specific intent to securitize or sell them, as is the case with HSBC Finance Corporation. The Company believes that in order for a newly originated or acquired loan to be classified as held for sale, management must have made a commitment to sell such loan upon origination or acquisition. This would be the case, for instance in a mortgage banking operation, whereby loans are originated with the sole intent of packaging them for sales to third parities. The Company believes that its history of securitizing receivables does not by itself lead one to conclude that the requirements for classification as held for investment under paragraph 8(a) of SOP 01-6 have not been met. If a specific pool of assets is identified for sale subsequent to origination and a decision has been made to sell them, the Company applies the guidance contained in paragraphs 8(b) and 8(c) of SOP 01-6.
The Staff has questioned the appropriateness of the Company’s view and has introduced a standard of “reasonably possible” as the criteria which should be applied in evaluating intent. Under the Staff’s interpretation, if at origination or acquisition it is reasonably possible management will sell a loan or receivable in the foreseeable future, management has not formed an intention to hold that loan or receivable for the foreseeable future and as such, the loans should be classified as held for sale.
The Company does not concur with the Staff’s interpretation that loans originated or acquired should be classified as held for sale if it is reasonably possible a loan will be sold in the foreseeable future. The Company does not believe the accounting guidance currently available supports the use of a “reasonably possible” standard in evaluating the requirements of paragraph 8(a) of SOP 01-6. The term “reasonably possible” is defined by SFAS 5 as “The chance of the future event or events occurring is more than remote but less than likely.” The Company does not believe that the standard suggested by the Staff is currently being used in the financial services industry. Further, if implemented, the application of this standard would have a significant impact not only on the Company’s balance sheet presentation, but the balance sheets of all financial institutions that have ever securitized or sold receivables as it would be extremely difficult to sustain a position that upon origination, the potential for a future sale is not reasonably possible. This would result in a substantial amount of receivables amongst numerous financial institutions being moved to a held for sale category. The Company believes the application of this standard would represent a significant departure from current application of the concepts of SOP 01-6 within the financial services industry.
As a major subsidiary of a U.S. bank holding company (HSBC North America Holdings Inc.), the Company must also be in compliance with accounting advisories issued by the U.S. bank regulators such as the Federal Reserve and the Office of the Controller of the Currency (“OCC”). The OCC’s April 2005 edition of the Bank Accounting Advisory

2

Mr. Kevin Vaughn
February 10, 2006
Series issued by the Office of the Chief Accountant contains several Q&As in topic 2E, “Loans Held For Sale.” We draw the Staff’s attention to Questions 5, 6 and 9 (added in September 2003) in which the OCC concludes that loans should not be classified as held for sale unless: a) a definitive decision to sell the loans has been made; and b) the specific loans or portions of loans have been identified. Question 5 deals specifically with a situation where a bank has identified certain loans that it “may sell in the future” but there is no definitive sales plan or sales date. The OCC Staff Response states, inter alia, that “held for sale accounting is not applicable until the bank has made a decision to sell the loans.” Furthermore, Question 19 (added in April 2005) makes it clear that the OCC does not believe that sales of held for investment loans “taint” the remaining loans in this category as there are no restrictions on loan sales from this category as would be the case with held to maturity investments. The conclusions expressed by the OCC in the Q&A do not appear to support a “reasonably possible” standard for determining held for sale classification. As such, there appears to be a conflict between the position expressed by the Staff and that expressed by bank regulators. The Company believes the OCC guidance referred to above is consistent with its interpretation of GAAP in this area and with the Company’s policies in evaluating whether loans should be classified as held for investment upon origination or acquisition as indicated in our previous responses. For the Staff’s convenience, a copy of the relevant sections of the OCC’s guidance has been reproduced and is included as Attachment A to this letter.
As indicated in our previous response, the Company performs an on-going assessment of its funding needs. As requested, and in support of our assertion that we had the intent and ability at the time of origination to hold receivables for the foreseeable future, see Attachment B for a summary of our anticipated funding involving initial securitizations for the years 2002 through 2004. The attachment shows the original operating plan and the subsequent quarterly updates of the operating plan.
Presented below is a summary of initial securitizations for each of our loan products as a percentage of loan origination/acquisition volume for these products during each of the fiscal years ended December 31, 2004, 2003 and 2002. We are presenting the information in this fashion since securitizations involving master trusts represent an undivided interest in a pool of loans and each securitization transacted is not related to specific loans originated in specific years. Volume used to replenish existing securitizations is excluded from this calculation.

	2004	2003	2002

Auto Finance	0%	32%	88%
MasterCard/Visa	2%	3%	9%
Private label	1%	9%	15%
Personal non-credit card	0%	31%	28%

Total Initial Securitization to Total Origination/Acquisitions	1%	14%	23%

The table above reflects higher levels of initial securitizations in 2002 as compared with 2003 and 2004. In 2002, the Company securitized and sold significantly higher levels of receivables than we had experienced in prior years as our liquidity management plans were to limit reliance on short-term unsecured debt in the then volatile debt market. Additionally, securitizations were a more cost effective source of funding during this period than traditional medium-and long-term unsecured debt sources.

3

Mr. Kevin Vaughn
February 10, 2006
During 2002, 2003 and the first half of 2004, we reported securitization activity in every quarter. Beginning in the third quarter of 2004, we began to structure all new secured funding transactions as secured financings rather than sales under SFAS 140 in order to align our US GAAP accounting treatment with the accounting treatment under IFRS, the primary GAAP of our ultimate parent company. See Attachment C for a summary of this activity by quarter, as disclosed in previous filings.

2.	On page 64, you disclose that proceeds from the December 2003 sale of $2.8 billion of real estate secured loans to HSBC Bank USA were temporarily held as securities available for sale at year-end 2003. Please clarify to us what exactly you recorded as securities available for sale – the proceeds from the sale or the receivables themselves.

Response: The Company sold $2.8 billion in real estate secured loans to HSBC Bank USA on December 31, 2003. The cash proceeds from the sale of these loans were invested in short-term investment securities which were classified as available for sale securities at December 31, 2003.
Notes to Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies
Receivables Sold and Serviced with Limited Recourse and Securitization Revenue, page 117.
3.	We note that you maintain limited recourse on certain securitized receivables and that you reduce the gain on sale of the receivables by a provision for estimated probable losses under the recourse provision. You have disclosed that the provision is established at the time of sale to “cover all probable credit losses over-the-life of the receivables sold based on historical experience and estimates of expected future performance.” Please tell us whether you believe that the recourse provision you establish at the time of sale is recorded at fair value. Refer to paragraph 113 of SFAS 140.

Response: In accordance with Question 68 of the Financial Accounting Standards Board’s Guide to Implementation of SFAS 140, the Company does not recognize a separate obligation relating to the estimated probable losses under the recourse provisions at the time of sale because it has retained a portion of the credit risk only through its retained interest. As a result, the cash flow effect of providing such credit enhancement as part of the securitization and sale of receivables is considered in the estimate of future residual cash flows expected to be received over the life of the sold receivables.

The Company recognizes a gain on receivables securitized and sold with limited recourse based upon the estimated fair value of the residual cash flows to be received in accordance with the provisions of paragraph 11 of SFAS 140. The gain is calculated through consideration of all assumptions, including estimates of prepayments, the impact of interest rate movements on yields of receivables and securities issued, delinquency of receivables sold, servicing fees, credit risk retained, and other factors, including the sensitivity of the underlying assumptions to change which in total affect the present value of the estimated cash flows to be received.

4

Mr. Kevin Vaughn
February 10, 2006
4.	We note that any changes to your estimates for the reserve for receivables serviced with limited recourse are made in the period they become known. In the table at the bottom of page 42, you disclose that gains on initial and replenishment securitizations are shown net of your estimate of probable credit losses under recourse provisions. In future filings, please revise to separately quantify amounts recorded to initially establish a provision at the time of securitization and any subsequent changes to the provision, if material.

Response: In future filings, we will expand the table to separately quantify the recourse provision inherent in the gain recorded at the time of securitization and any subsequent changes to the estimate to the extent material.
In connection with the responses provided above, HSBC Finance hereby acknowledges that:
•	HSBC Finance is responsible for the adequacy and accuracy of the disclosure in the filing referred to above;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing referred to above; and

•	HSBC Finance may not assert staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions about this letter, our responses or the referenced filings, please call Patrick D. Schwartz, Vice President – Deputy General Counsel-Corporate of HSBC Finance Corporation (847) 564-6301 or Beverley A. Sibblies, Senior Vice President and Chief Financial Officer of HSBC Finance Corporation (847) 597-5034.
The Company hopes to release its 2005 results on Monday March 6, 2006. It would greatly assist us if we could resolve all matters in the Staff’s letter of January 30, 2006 as soon as possible. If it would help the Staff, the Company would, of course, be pleased to either organize a conference call or to meet with the Staff at its convenience to discuss its letter and the responses thereto. Please send any future facsimile transmissions to (847) 205-7452.
Sincerely,
/s/ Beverley A. Sibblies
Beverley A. Sibblies
Senior Vice President and Chief Financial Officer
HSBC Finance Corporation
cc: Ms. Angela Connell, Securities and Exchange Commission

5

Attachment A

Facts:
A bank has identified certain loans in its portfolio that it may sell in the future, but there is no definitive sales plan or sale date. Although these loans are not considered impaired, the fair value may be less than the carrying amount.

Question 5:	(September 2003)
Should adjustments be made to reflect any decrease in fair value?
Staff Response:
No. If the bank has not made the decision to sell these loans, they should continue to be accounted for on a historical cost basis and evaluated in accordance with the bank’s normal credit review policies. HFS accounting is not applicable until the bank has made a decision to sell the loans.
Facts:
A bank is targeting obligors or industries for exposure reduction in general, without identifying a specific loan.

Question 6:	(September 2003)
At what point should such loans be transferred to HFS?
Staff Response:
A bank should transfer the loans to HFS and begin applying the HFS guidance once it has decided to sell the loans and identified the specific loans, or portions of loans, that it intends to sell.
Facts:
A bank has guaranteed student loans that it may sell once the loans begin repaying. The repayment stage may not begin until a few years after the loans were originated.

Question 9:	(September 2003)
When should these loans be reported as held for sale?

Staff Response:
The bank has not yet decided to sell the loans. Accordingly, HFS accounting would not apply until the decision to sell a specific loan or loans is made.

Question 19:	(April 2005)
If a bank sells loans from its permanent loan portfolio that were not previously designated as held-for-sale, are there any “tainting” provisions similar to the treatment for held-to-maturity securities under FAS 115?
Staff Response:
There are no restrictions on sales of loans from the permanent portfolio. Unlike the treatment for securities, loans may be sold from either category or transferred between categories without limitations on the future designation of loans as either in the permanent portfolio or in the held-for-sale category. However, transfers between categories must be recorded at lower of cost or fair value.

ATTACHMENT B
Forecasted Initial Securitization Transactions
($ in millions)

	Year 2002
		1Q	2Q	3Q
	Plan	Forecast	Forecast	Forecast

Total	$6,870	$7,963	$9,154	$10,453

	Year 2003
		1Q	2Q	3Q
	Plan	Forecast	Forecast	Forecast

Total	$8,277	$9,870	$9,224	$6,175

	Year 2004
		1Q	2Q	3Q
	Plan	Forecast	Forecast	Forecast

Total	$3,450	$—	$—	$—

Note: New funding received from all sources was approximately $48 billion in 2002, $39 billion in 2003, and $40 billion in 2004 and initial securitizations represented approximately 21%, 18% and 2% of this funding, respectively.

ATTACHMENT C
HSBC FINANCE CORPORATION
Initial Securitizations — 2002 through 2004
($ in millions)

	2002
	1Q	2Q	3Q	4Q	Total
Auto Finance	425	925	986	953	3,289
Master Card/Visa	600	613	160	184	1,557
Private Label	500	—	390	857	1,747
Personal non-credit card	903	450	1,000	1,208	3,561

Total	2,428	1,988	2,536	3,202	10,154

	2003
	1Q	2Q	3Q	4Q	Total
Auto Finance	411	596	—	516	1,523
Master Card/Visa	320	—	350	—	670
Private Label	—	250	—	1,000	1,250
Personal non-credit card	510	305	885	1,620	3,320

Total	1,241	1,151	1,235	3,136	6,763

	2004
	1Q	2Q	3Q	4Q	Total
Auto Finance	—	—	—	—	—
Master Card/Visa	50	500	—	—	550
Private Label	—	190	—	—	190
Personal non-credit card	—	—	—	—	—

Total	50	690	—	—	740